Exhibit 19.01

Adopted as revised: February 9, 2026

INSIDER TRADING AND DISCLOSURE POLICY

1.	Purpose

This document sets forth the Insider Trading and Disclosure Policy (the “Policy”) regarding trading in the stock and other securities of PDF Solutions, Inc. (the “Company”) and, where applicable, the disclosure of such transactions. All references to the “Company” in the document include any subsidiaries of PDF Solutions, Inc.

2.	General Statement

Nonpublic information relating to the Company or its business is the property of the Company. The Company prohibits the unauthorized disclosure of any such nonpublic information acquired in the work-place or otherwise as a result of an individual’s employment or other relationship with the Company, as well as the misuse of any material nonpublic information about the Company or its business in securities trading.

3.	Applicability

This Policy applies to all officers and employees of the Company, all members of the Company’s Board of Directors, and any consultants, advisors and contractors to the Company that the Company designates, as well as members of the immediate families and households of these persons. The Policy also applies to family trusts (or similar entities) controlled by or benefiting individuals subject to the Policy.

4.	Roles and Responsibilities

4.1.	Insider Trading Compliance Officer

The Company has designated the Chief Financial Officer (including any individual filling such position in an “acting” or “interim” capacity) (or his or her designee) as its current Insider Trading Compliance Officer. Please direct your questions as to any of the matters discussed in this Policy to this Officer.

4.2.	Oversight of Policy.

The Insider Trading Compliance Officer, in consultation with the Company’s General Counsel, and its Nominating and Corporate Governance Committee shall oversee the implementation and enforcement of the Policy

5.	General Policies

The following are the general rules of the Company’s Insider Trading Policy that apply to all Company officers, employees, directors and consultants. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

The terms “immediate family,” “material information,” “nonpublic information,” “closed period” and “trading window” are defined below.

Officers, directors and other personnel designated by the Company from time to time are subject to certain additional policies and restrictions. See “Additional Policies and Restrictions Applicable to Officers, Directors and Others Specified by the Company” on page 4.

5.1.	Do not trade during closed periods.

The Company prohibits all executive officers, members of the Board of Directors, and certain other officers, employees and consultants designated by the Company from trading during closed periods (whether regularly scheduled closed periods, or special closed periods implemented from time to time). It is your responsibility to know when the Company’s regularly quarterly closed periods begin and end.

In certain circumstances, a special closed period may be implemented by the Company during time outside of the standard Company practices. Implementing such special closed period is in the discretion of Insider Trading Compliance Officer in consultation with CEO, General Counsel, and Lead Independent Director.

If you are informed that the Company has implemented a special closed period, you may not disclose the fact that trading has been suspended to anyone, including other Company employees (who may themselves not be subject to the closed), family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special closed period as material nonpublic information.

Remember to cancel any “limit” orders or other pending trading orders you have in place during a closed period (unless the orders were made pursuant to an approved Rule 10b5-(c)(1) trading program or are made pursuant to tax-related pre-approvals delivered in connection with Restricted Stock Rights).

You are subject to the closed periods if you are listed on Attachment A to this Policy. This list may be changed from time to time to add or remove persons as appropriate. If you are added to the list of persons subject to the Company’s closed periods, you will be notified by the Insider Trading Compliance Officer.

5.2.	Do not trade while in possession of material nonpublic information.

From time to time you may come into possession of material nonpublic information as a result of your relationship with the Company. You may not buy, sell, gift or trade in any stock of the Company or other securities involving the Company’s stock at any time while you possess material nonpublic information concerning the Company (whether during a “closed period,” if applicable, or at any other time) (unless the orders were made pursuant to an approved Rule 10b5-1(c) trading program or are made pursuant to tax-related pre-approvals delivered in connection with restricted Shares/Stock Units, or unless the gifts are made to a person or entity subject to trading restrictions consistent with this Policy). You must wait to trade until newly released material information has been public for at least 2 full trading days (a trading day is a day on which the stock market is open).

5.3.	Pre-clear trades involving Company stock.

If you are unsure about whether information you possess would qualify as material nonpublic information and whether you therefore should refrain from trading in the Company’s stock, you should pre-clear any transactions involving Company stock that you intend to engage in with the Insider Trading Compliance Officer.

5.4.	Do not give nonpublic information to others.

Do not give nonpublic information concerning the Company or its customers (commonly referred to as “tipping”) to any other person, including family members, and do not make recommendations or express opinions about trading in the Company’s stock under any circumstances.

5.5.	Do not discuss Company information with the press, analysts or other persons outside of the Company.

Announcements of Company information is regulated by Company policy (separate from this Policy) and may only be made by persons specifically authorized by the Company to make such announcements. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive inquiries by any third party about Company information, you should notify the Insider Trading Compliance Officer or the Company’s legal department immediately.

5.6.	Do not participate in Internet “chat rooms” in which the Company is discussed.

You may not participate in on-line dialogues (or similar activities) involving the Company, its business, its customers, or its stock.

5.7.	Do not use material nonpublic information about other companies to trade in other companies’ stock.

Do not trade in the stock of the Company’s customers, vendors, suppliers, or other business partners when you have material nonpublic information about these business partners that you have obtained in the course of your relationship with the Company.

5.8.	Do not engage in speculative transactions involving the Company’s stock.

Do not engage in any transactions that suggest you are speculating in the Company’s stock (that is, that you are trying to profit in short-term movements, either increases or decreases, in the stock price). You may not engage in any short sale, “sale against the box” or any equivalent transaction involving the Company’s stock (or the stock of any of the Company’s business partners in any of the situations described under Section 7 above). A short sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them.

Note that many hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar or related arrangements may indirectly involve a short sale. The Company discourages you from engaging in such transactions and requires that any such transaction be carefully reviewed by the Insider Trading Compliance Officer prior to the time you enter into it. The Insider Trading Compliance Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate this Policy. In addition, you may not engage in a “hedging” transaction if you are trading in Company stock pursuant to a “blind trust” or a Rule 10b5-1(c) trading program (see “Exceptions for Blind Trusts and Pre-Arranged Trading Programs” below).

In addition, the Company prohibits any margin or pledge transaction involving the Company stock to secure a loan to you, as well as or any purchase of the Company stock “on margin” (that is, borrow funds to purchase stock, including in connection with exercising any Company stock options).

5.9.	Make sure your family members and persons controlling family trusts (and similar entities) do not violate this Policy.

For purposes of this Policy, any transactions involving Company stock in which members of your immediate family engage, or by family trusts, partnerships, foundations and similar entities over which you or members of your immediate family have control, or whose assets are held for the benefit of you or your immediate family, are the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy if you engaged in the transaction directly.

(Certain family trusts and other entities of this type having an independent trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Insider Trading Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Insider Trading Compliance Officer.)

6.	Additional Policies and Restrictions Applicable to Officers, Directors and Others Specified by the Company

The following additional policies and restrictions (the “Additional Policies”) apply to executive officers, directors and certain other officers, employees and consultants of the Company, as designated from time to time by the Insider Trading Compliance Officer. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

Persons subject to these Additional Policies are also subject to the general policies described in the preceding section (with the more restrictive policy applying in any case where there is a conflict).

6.1.	You must pre-clear all trades involving the Company’s stock.

All executive officers, members of the Board of Directors, and certain other officers, employees and consultants designated by the Company, must refrain from trading in or making gifts of the Company’s stock, even during an open trading window, unless they first comply with the Company’s pre-clearance procedures (unless the orders were made pursuant to an approved Rule 10b5-1(c) trading program or are made pursuant to tax-related pre-approvals delivered in connection with restricted Shares/Stock Units). To pre-clear a transaction, you must get the approval of the Insider Trading Compliance Officer before you enter into the transaction. In pre-clearing a trade, and in addition to reviewing the substance of the proposed trade, the Insider Trading Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. You should contact the Insider Trading Compliance Officer at least 3 days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.

You are required to pre-clear all transactions involving Company stock if you are listed on Attachment B to this Policy. If you are added to the list of persons subject to the Company’s mandatory pre-clearance policy, you will be notified by the Insider Trading Compliance Officer.

6.2.	Observe the Section 16 liability rules applicable to officers and Board members and 10% stockholders.

Transactions in Company stock by certain officers of the Company, members of the Company’s Board of Directors and greater than 10% stockholders are subject to the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, Company securities within a six-month period must disgorge all profits to the Company whether or not they had any nonpublic information at the time of the transactions.

If you are subject to Section 16, you are listed on Attachment B to this Policy.

6.3.	Comply with public securities law reporting requirements.

Federal securities laws require that officers, directors, large stockholders and affiliates of the Company publicly report transactions in Company stock (on Forms 3, 4 and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company stock transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law – in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so.

In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual.

7.	Exceptions to the Policy

The following exceptions to the Policy apply:

7.1.	Exceptions for Purchases Under Employee Stock Option and Stock Purchase Plans.

The exercise (without a sale) of stock options under the Company’s stock option plans and the purchase of shares under the Company’s employee stock purchase plan are exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

But, any subsequent sale of shares acquired under a Company stock plan is subject to this Policy.

7.2.	Exceptions for Blind Trusts and Pre-Arranged Trading Programs.

Rule 10b5-1(c) of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability under federal securities laws for a transaction done pursuant to “blind trusts” (generally, trusts or other arrangements in which investment control has been completely delegated to a third party, such as an institutional or professional trustee) or pursuant to a written plan, or a binding contract or instruction, entered into in good faith at a time when the insider was not aware of material nonpublic information, even though the transaction in question may occur at a time when the person is aware of material nonpublic information. The Company may, in appropriate circumstances, permit transactions pursuant to a blind trust or a pre-arranged trading program that complies with Rule 10b5-1 to take place during periods in which the individual entering into the transaction may have material nonpublic information or during closed periods.

If you wish to enter into a blind trust arrangement or a pre-arranged trading program, you must notify the Insider Trading Compliance Officer. The Insider Trading Compliance Officer will review proposed arrangements to determine whether they will or may result in transactions taking place during periods in which you may be in possession of material nonpublic information. The Company reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company.

7.3.	Exceptions for Pre-Approved Tax-Related Sales In Connection with Restricted Shares/Stock Units.

In order to comply with its withholding obligations, the Company has required recipients of restricted Shares/Stock Units to authorize the Company to sell upon vesting sufficient shares of the Company stock to fulfill such individual withholding requirements, which such sales are an exception to this Policy.

7.4.	Exceptions for Emergency, Hardship or Other Special Circumstances.

In order to respond to emergency, hardship or other special circumstances, exceptions to the prohibition against trading during closed periods will require the approval of the Insider Trading Compliance Officer in consultation with General Counsel and CEO, and, in the case of individuals listed on Attachment B to this Policy, also with the Lead Independent Director

8.	Application of Policy After Employment Terminates

If you are subject to the closed periods imposed by this Policy and your employment terminates during a closed period (or if you otherwise leave while in possession of material nonpublic information about the Company or its business partners), you will continue to be subject to the Policy, and specifically to the ongoing prohibition against trading, until the closed period ends (or otherwise until the close of the second full trading day following public announcement of the material nonpublic information or until such time as the information is no longer material). If you have questions as to whether you possess material nonpublic information after you have left the employ of the Company, you should direct questions to the Insider Trading Compliance Officer.

9.	Potential Criminal and Civil Liability and/or Disciplinary Action

The penalties for “insider trading” include substantial fines and imprisonment. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in the Company’s securities (“tippee liability”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

10.	Definitions used in this Policy

10.1.	Closed Period.

During the end of each fiscal quarter and until public disclosure of the financial results for that quarter, persons subject to this Policy may possess material nonpublic information about the expected financial results for the quarter. Even if you don’t actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a regularly scheduled quarterly “closed period” on trading beginning with the day that is two weeks prior to the last day of the last month of each quarter and ending at the close of the second full trading day (day on which the stock market is open) after disclosure of the quarter’s financial results.

In addition to the regularly-scheduled closed periods, the Company may from time to time designate other periods of time as a special closed period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special closed period, as that information can itself be sensitive information. Please contact the Insider Trading Compliance Officer if you are unsure about whether any special closed period applies to you.

10.2.	Immediate Family.

The following persons are considered members of your “immediate family”: your spouse, parents, grandparents, children, grandchildren and siblings, including any such relationship that arises through marriage or by adoption. It also includes members of your household, whether or not they are related to you.

10.3.	Material Information.

It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding purchase or sale of the Company’s stock.

While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Examples include: financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations), news of a significant merger or acquisition, or changes in executive management. Either positive or negative information may be material. If you have any questions regarding whether information you possess is material or not, you should contact the Insider Trading Compliance Officer.

10.4.	Nonpublic Information.

Information about the Company is considered to be “nonpublic” if it is known within the Company but not yet disclosed to the general public. The Company generally discloses information to the public either via press release or in the regular quarterly and annual reports or current reports that the Company is required to file with the SEC. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least two trading days. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Insider Trading Compliance Officer.

10.5.	Trading Window.

The period outside a “closed” period is referred to as the “trading window.” Trading windows that occur between the regularly-scheduled quarterly closed periods can be closed by the imposition of a special closed notice if there are developments meriting a suspension of trading by Company personnel. Such notice, if any, will be delivered only if authorized by the Trading Compliance Officer and approved by the CEO.

11.	Questions

Please direct questions you have regarding this Policy and any transactions in Company securities to the Company’s Insider Trading Compliance Officer.

ATTACHMENT A

PDF SOLUTIONS, INC.

PERSONS SUBJECT TO CLOSED PERIODS

OF INSIDER TRADING POLICY

AS OF FEBRUARY 9, 2026

The Board has determined that all Company officers, directors, consultants and employees are subject to closed periods.

ATTACHMENT B

PDF SOLUTIONS, INC.

DESIGNATED BY THE COMPANY

AS SUBJECT TO THE PRE-CLEARANCE PROCEDURES

OF THE INSIDER TRADING POLICY

AS OF FEBRUARY 9, 2026

All members of the Board of Directors and all executive officers of the Company under Section 16 of the Securities Exchange Act of 1934.